Subject to Completion Preliminary Term Sheet dated December 5, 2012	Filed Pursuant to Rule 433 Registration No. 333-180289 (To Prospectus dated March 22, 2012 and Prospectus Supplement dated March 22, 2012)

Units	Pricing Date*	December , 2012
$1,000 principal amount per unit	Settlement Date*	December , 2012
CUSIP No.	Maturity Date*	December , 2022

*Subject to change based on the actual date the notes are priced for initial sale to the public (the “pricing date”)

Fixed to Floating Rate Notes with a Cap

▪	Interest payable quarterly, beginning in March 2013

▪	The notes have a maturity of ten years

▪	The notes will accrue interest at the following rates:

o	From the settlement date to, but excluding, December , 2014: at a fixed rate of 3.00% per annum.

o	From December , 2014 to, but excluding, the maturity date: at a floating rate equal to 3-month USD LIBOR plus the Spread, which will be at least 0.40% per annum. The maximum rate of interest payable on the notes during this period is 7.00% per annum.

▪	Payment of principal plus any accrued and unpaid interest at maturity

▪	Payments on the notes are subject to the credit risk of HSBC USA Inc.

▪	No listing on any securities exchange

The Fixed to Floating Rate Notes with a Cap (the “notes”) are being offered by HSBC USA Inc. (“HSBC”). Investing in the notes involves a number of risks. There are important differences between the notes and a conventional debt security, including different investment risks. See “Risk Factors” beginning on page TS-3 of this term sheet and beginning on page S-3 of the prospectus supplement identified below under “Summary.” The notes:

_________________________

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus or prospectus supplement. Any representation to the contrary is a criminal offense.

_________________________

	Per Unit	Total
Public offering price(1)(2)	$1,000.00	$
Underwriting commission(2)	$17.50	$
Proceeds, before expenses, to HSBC	$982.50	$

(1)	Plus accrued interest from the scheduled settlement date, if settlement occurs after that date.

(2)	The public offering price and underwriting commission for any purchase by certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A. will be $982.50 per unit and $0.00 per unit, respectively. See as well “Supplement to the Plan of Distribution.”

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Merrill Lynch & Co. December , 2012

Fixed to Floating Rate Notes with a Cap, due December , 2022

Summary

The Fixed to Floating Rate Notes with a Cap, due December , 2022 (the “notes”), are our senior unsecured debt securities and are not direct or indirect obligations of any third party. The notes are not deposit liabilities or other obligations of a bank and are not guaranteed or insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction. The notes will rank equally with all of our other senior unsecured debt obligations. Any payments due on the notes, including any repayment of principal, depends on the credit risk of HSBC and its ability to satisfy its obligations as they come due.

From the settlement date to, but excluding, December , 2014, the notes will bear interest at the fixed rate of 3.00% per annum. From December , 2014 to, but excluding, the maturity date, the notes will bear interest at a floating rate equal to USD 3-month LIBOR plus the Spread (to be determined on the pricing date). During the Floating Rate Period (as defined below), the interest rate payable on the notes will not be greater than 7.00% per annum (the “Cap”).

The terms and risks of the notes are contained in this term sheet and the documents listed below (together, the “Note Prospectus”). The documents have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated below or obtained from MLPF&S by calling 1-866-500-5408:

•	Prospectus supplement dated March 22, 2012: http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm
•	Prospectus dated March 22, 2012: http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

Our Central Index Key, or CIK, on the SEC Website is 83246.

Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the section indicated on the cover of this term sheet. The notes involve risks not associated with conventional debt securities.

Capitalized terms used but not defined in this term sheet have the meanings set forth in the prospectus supplement. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to HSBC.

Terms of the Notes
Issuer:	HSBC USA Inc. (“HSBC”)
Original Offering Price:	$1,000.00 per unit
Term:	10 years
Payment at Maturity:	At maturity, you will receive for each unit of your notes a cash payment of $1,000 plus any accrued and unpaid interest, subject to our credit risk. See “Risk Factors— The notes are subject to the credit risk of HSBC USA Inc.” on page TS-3 of this term sheet.
Interest Periods:	Quarterly. Each interest period (other than the first interest period, which will begin on the settlement date) will begin on, and will include, an interest payment date, and will extend to, but will exclude, the next succeeding interest payment date (or the maturity date, as applicable).
Interest Payment Dates:	March , June , September , and December of each year, beginning on March , 2013, with the final interest payment due on the maturity date; see the section entitled “Other Terms of the Notes—Interest” beginning on page TS-5 of this term sheet.
Interest Rate:

Fixed Rate Period. From the settlement date to, but excluding, December , 2014 (the “Fixed Rate Period”), the notes will bear interest at a fixed rate of 3.00% per annum.

Floating Rate Period. From December , 2014 to, but excluding, the maturity date (the “Floating Rate Period”), the notes will bear interest at a floating rate equal to the Reference Rate plus the Spread. The maximum rate of interest payable on the notes during the Floating Rate Period will be the Cap.

For additional information as to the calculation of interest during the Floating Rate Period, see “Other Terms of the Notes — Interest” on page TS-5 of this term sheet and “Description of Notes—Floating-Rate Notes” beginning on page S-14 of the prospectus supplement.

Spread:	The Spread will be at least 0.40% per annum (to be determined on the pricing date).
Cap:	7.00% per annum
Minimum Coupon:	0.00% per annum
Reference Rate:	3-Month U.S. Dollar LIBOR that appears on the Designated LIBOR Page (LIBOR01, or any other page as may replace that page on the Reuters service), as of 11:00 A.M., London time, on the applicable interest determination date (as defined below), as determined by the calculation agent in the manner described in the section entitled “Other Terms of the Notes—Interest” on page TS-5 of this term sheet. The Reference Rate is more fully described beginning on page TS-8.
Day Count Fraction:	30/360
Listing:	The notes will not be listed on any securities exchange.
Calculation Agents:	Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) and HSBC USA Inc., acting jointly.
Fees Charged:	The public offering price of the notes includes the underwriting commission of $17.50 per unit as listed on the cover page and an additional charge of $10.00 per unit as more fully described on page TS-7.

Fixed to Floating Rate Notes	TS-2

Fixed to Floating Rate Notes with a Cap, due December , 2022

Risk Factors

We urge you to read the section “Risk Factors” in the accompanying prospectus supplement. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, with respect to the notes in light of your particular financial and other circumstances and the information set forth in this term sheet and the accompanying prospectus supplement and prospectus.

The notes are subject to the credit risk of HSBC USA Inc.

The notes are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the notes, including interest payments and any return of principal at maturity depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the notes.

Commissions, fees and hedging costs may affect the price at which you will be able to sell the notes in secondary market transactions.

The original issue price of the notes includes the underwriting commissions, certain fees and our cost of hedging our obligations under the notes. Such cost includes the expected cost of providing the hedge, as well as the profit expected to be realized in consideration for assuming the risks inherent in providing such hedge. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which you will be able to sell the notes in secondary market transactions, if at all, will likely be lower than the original issue price. See “Role of MLPF&S” below.

We cannot assure you that a trading market for the notes will ever develop or be maintained.

We will not list the notes on any securities exchange. We cannot predict how the notes will trade in any secondary market, or whether that market will be liquid or illiquid.

The development of a trading market for the notes will depend on our financial performance and other factors, including changes in the levels of market interest rates. The number of potential buyers of your notes in any secondary market may be limited. We anticipate that MLPF&S will act as a market-maker for the notes, but it is not required to do so. MLPF&S may discontinue its market-making activities as to any series of the notes at any time. To the extent that MLPF&S engages in any market-making activities, it may bid for or offer the notes. Any price at which MLPF&S may bid for, offer, purchase, or sell the notes may differ from the values determined by pricing models that it may use, whether as a result of dealer discounts, mark-ups, or other transaction costs. These bids, offers, or completed transactions may affect the prices, if any, at which the notes might otherwise trade in the market.

In addition, if at any time MLPF&S were to cease acting as a market-maker as to any series of the notes, it is likely that there would be significantly less liquidity in any secondary market. In such a case, the price at which those notes could be sold likely would be lower than if an active market existed.

The amount of each quarterly interest payment during the Floating Rate Period is uncertain and could be equal to the Minimum Coupon.

You will receive a quarterly interest payment on the applicable interest payment date during the Floating Rate Period that accrues at a rate per annum equal to the Reference Rate plus the Spread, subject to the Cap. The Reference Rate may be influenced by a number of factors, as discussed below under “—If you attempt to sell the notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than the principal amount of the notes.” We cannot predict the factors that may cause the Reference Rate to increase or decrease. A Reference Rate that is less than or equal to zero will cause the interest rate for the applicable interest reset period during the Floating Rate Period to be equal to the Minimum Coupon. Each quarterly interest payment after December , 2014 may be equal to the Minimum Coupon, and you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time. You should consider, among other things, the overall potential annual interest rate to maturity of the notes as compared to other investment alternatives.

The interest rate on the notes is capped.

During the Floating Rate Period, the interest rate that will be payable on the notes in any quarterly interest period will be limited to the Cap of 7.00% per annum. As a result, you will not participate in any 3-month LIBOR in excess of a rate equal to the Cap minus the Spread.

Potential conflicts of interest may exist.

HSBC, MLPF&S and their respective affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. We or one or more of our respective affiliates, may engage in trading activities related to the notes that are not for your account or on your behalf. We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the amounts due under the notes.

We or MLPF&S may seek competitive terms in entering into the hedging arrangements for the notes, but are not required to do so, and we may enter into such hedging arrangements with one of our respective subsidiaries or affiliates. Such hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty. These trading and hedging activities may present a conflict of interest between your interest in the notes and the interests we and our respective affiliates may have in our proprietary accounts, in facilitating transactions for our other customers, and in accounts under our management. In performing these duties, the economic interests of these parties are potentially adverse to your interests as an investor in the notes. None of us, MLPF&S, or any of our respective affiliates will have any obligation to consider your interests as a holder of the notes in taking any action that might affect the value of the notes.

The notes are not insured by any governmental agency of the United States or any other jurisdiction.

The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full amount payable on the notes.

Fixed to Floating Rate Notes	TS-3

Fixed to Floating Rate Notes with a Cap, due December , 2022

You should consider the U.S. federal income tax treatment of an investment in the notes.

For a discussion of the U.S. federal income tax consequences of your investment in the notes, please see the discussion under “U.S. Federal Income Tax Considerations” below and the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement.

If you attempt to sell the notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than the principal amount of the notes.

Unlike savings accounts, certificates of deposit, and other similar investment products, you have no right to have your notes redeemed prior to maturity. If you wish to liquidate your investment in the notes prior to maturity, your only option would be to sell them. At that time, there may be an illiquid market for your notes or no market at all. Even if you were able to sell your notes, there are many factors outside of our control that may affect their market value and/or the level of the Reference Rate, some of which, but not all, are stated below:

•	interest and yield rates in the market,
•	changes in, or perceptions, about the future Reference Rate,
•	general economic conditions,
•	policies of the Federal Reserve Board regarding interest rates,
•	supply and demand among banks in London for U.S. dollar-denominated deposits with approximately a three-month term,
•	sentiment regarding underlying strength in the U.S. and global economies,
•	expectations regarding the level of price inflation,
•	sentiment regarding credit quality in the U.S. and global credit markets,
•	central bank policy regarding interest rates,
•	inflation and expectations concerning inflation,
•	performance of capital markets,
•	geopolitical conditions and economic, financial, political, regulatory or judicial events that affect markets generally and that may affect the Reference Rate,
•	the time remaining to the maturity of the notes, and
•	the creditworthiness of the Issuer.

These factors interrelate in complex ways, and the effect of one factor on the market value of your notes may offset or enhance the effect of another factor.

Fixed to Floating Rate Notes	TS-4

Fixed to Floating Rate Notes with a Cap, due December , 2022

Investor Considerations

You may wish to consider an investment in the notes if:	The notes may not be an appropriate investment for you if:

▪You are willing to make an investment based on a fixed rate of 3.00% per annum during the Fixed Rate Period and dependent thereafter on the Reference Rate plus a Spread, which will be at least 0.40% per annum, subject to the Cap.

▪You believe the Reference Rate will generally be positive on the interest determination dates by an amount sufficient to provide you with a satisfactory return on your investment.

▪You accept that the return on the notes will be capped.

▪You are willing to accept that a secondary market is not expected to develop for the notes, and understand that the market prices for the notes, if any, may be less than the Original Offering Price and will be affected by various factors, including our actual and perceived creditworthiness, and the fees charged, as described on page TS-2.

▪You are willing to accept our credit risk, as issuer of the notes, for all payments under the notes.

▪You are unwilling to invest in the notes based on the interest rate during the Fixed Rate Period equal to the fixed rate of 3.00% per annum.

▪You are unwilling to invest in the notes based on the spread of at least 0.40% per annum added to the Reference Rate applicable to the corresponding interest payment dates during the Floating Rate Period.

▪You seek an investment with a fixed or guaranteed rate of return throughout the term of the notes.

▪You seek an uncapped return on your investment.

▪You seek an investment for which there will be a liquid secondary market.

▪You are unwilling or are unable to take our credit risk, as the issuer of the notes.

We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes.

Other Terms of the Notes

General

The notes are part of a series of medium-term notes entitled “Notes, Series 1” issued under the Indenture, as amended and supplemented from time to time. The Indenture is more fully described in the prospectus supplement and prospectus identified above under “Summary.” The following description of the notes supplements the description of the general terms and provisions of the notes and debt securities set forth under the headings “Description of Notes” in the prospectus supplement and “Description of Debt Securities” in the prospectus. These documents should be read in connection with this term sheet.

The notes will be issued in denominations of whole units. Each unit will have a principal amount of $1,000. You may transfer the notes only in whole units. The notes will mature on December    , 2022.

Prior to maturity, the notes are not repayable at our option or your option. The notes are not subject to any sinking fund.

The notes will be issued in book-entry form only.

Interest

If any interest payment date, including the maturity date of the notes, falls on a day that is not a business day, no adjustment will be made to the length of the corresponding interest period; however, we will make the required payment on the next business day and no additional interest will accrue in respect of the payment made on the next business day.

The interest rate for each quarterly interest reset period during the Floating Rate Period will be reset on the first day of that interest reset period, which we refer to as the “interest reset date.” For each such interest reset period, the applicable rate of interest will be determined on the second London Banking Day preceding the applicable interest reset date (each, an “interest determination date”). Interest reset dates will not be adjusted for non-business days. The calculation agent will determine the applicable interest rate for each interest reset period in the Floating Rate Period. Once determined by the calculation agent, the applicable interest rate for each such quarterly interest reset period will apply from and including the interest reset date, through, but excluding, the next interest reset date (or maturity date, as applicable).

A “London Banking Day” is a day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

A “business day” means any day other than a day on which banking institutions in New York, New York are authorized or required by law, regulation, or executive order to close or a day on which transactions in U.S. dollars are not conducted.

For additional information as to the calculation of interest on the notes, including the determination of the Reference Rate during the Floating Rate Period, see “Description of Notes—Fixed-Rate Notes” and “—Floating-Rate Notes” beginning on page S-14 of the prospectus supplement. If the Reference Rate cannot be determined as provided in the first three subparagraphs of “Description of Notes—Floating Rate Notes—LIBOR Notes” on the first interest determination date for the Floating Rate Period, then the calculation agent will determine the Reference Rate on that day in a manner which it considers commercially reasonable under the circumstances.

Payment at Maturity

If the maturity date of the notes falls on a day that is not a business day, we will make the required payment on the next business day and no interest will accrue in respect of the payment made on the next business day.

Role of the Calculation Agent

Fixed to Floating Rate Notes	TS-5

Fixed to Floating Rate Notes with a Cap, due December , 2022

The calculation agent has the sole discretion to make all determinations regarding the notes, including determinations regarding the interest rate for each applicable interest reset period during the Floating Rate Period, the amount of each interest payment, London Banking Days, and business days. All determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.

We and MLPF&S will serve as joint calculation agents for the notes.

Events of Default and Rights of Acceleration

If the notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the notes, the calculation agent will determine any accrued but unpaid interest payable calculated on the basis of a 360-day year consisting of twelve 30-day months.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes.  For more information, see “Description of Debt Securities — Senior Debt Securities — Events of Default” in the accompanying prospectus.

Fixed to Floating Rate Notes	TS-6

Fixed to Floating Rate Notes with a Cap, due December , 2022

Supplement to the Plan of Distribution

We may deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than three business days from the pricing date, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange.

MLPF&S will not receive an underwriting commission for notes sold to certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A.

If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices. MLPF&S may act as principal or agent in these market-making transactions; however it is not obligated to engage in any such transactions.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding HSBC or for any purpose other than that described in the immediately preceding sentence.

Role of MLPF&S

MLPF&S will participate as selling agent in the distribution of the notes. Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting commission. In connection with hedging our obligations under the notes, we will enter into a hedge transaction with an affiliate of MLPF&S, which will include a charge of up to $10.00 per unit, representing an estimated profit credited to MLPF&S through the hedge transaction. The public offering price you pay for the notes includes this charge and the underwriting commission. This charge and fee reduce the economic terms of the notes. In arranging the hedge transaction for the notes, MLPF&S seeks bids from market participants, which could include one of our affiliates. Additional profits and losses may be realized by the hedge providers from these hedging transactions. For further information regarding how these fees and hedging costs may affect the price at which you will be able to sell the notes in secondary market transaction and conflicts of interest, see “Risk Factors—Risks Relating to All Note Issuances” beginning on page S-3 and “Use of Proceeds and Hedging” on page S-30 in the prospectus supplement.

Fixed to Floating Rate Notes	TS-7

Fixed to Floating Rate Notes with a Cap, due December , 2022

3-Month U.S. Dollar LIBOR

The Reference Rate, 3-Month U.S. Dollar LIBOR, will be determined based on the Designated LIBOR Page on the relevant interest determination date. The index maturity is three months. For additional information as to the determination of the Reference Rate, see “Description of Notes—Floating Rate Notes—LIBOR Notes” on page S-31 of the prospectus supplement.

The following graph sets forth the historical performance of the Reference Rate in the period from January 2007 through November 2012. Any historical upward or downward trend in the Reference Rate during any period set forth below is not an indication that the Reference Rate is more or less likely to increase or decrease at any time over the term of the notes. On December 3, 2012, the Reference Rate was 0.3105%

Fixed to Floating Rate Notes	TS-8

Fixed to Floating Rate Notes with a Cap, due December , 2022

U.S. Federal Income Tax Summary

You should carefully consider the matters set forth in “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. We and each holder of the notes (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) agree to treat the notes for U.S. federal income tax purposes as indebtedness issued by us that is subject to the special U.S. Treasury Regulations applicable to variable rate debt instruments. Except to the extent of any original issue discount, interest paid on the notes generally should be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your regular method of accounting for U.S. federal income tax purposes. In addition, a U.S. holder (as defined in the accompanying prospectus supplement) must include any original issue discount in income as ordinary interest as it accrues, possibly in advance of receipt of cash attributable to such income.  You should review the discussion set forth in “U.S. Federal Income Tax Considerations – U.S. Federal Income Tax Treatment of the notes as Indebtedness for U.S. Federal Income Tax Purposes – Variable Rate Debt Instruments” in the accompanying prospectus supplement. In general, gain or loss realized on the sale, exchange or other disposition of the notes will be capital gain or loss. Prospective investors should consult their tax advisors as to the federal, state, local and other tax consequences to them of the purchase, ownership and disposition of notes.

Where You Can Find More Information

We have filed a registration statement (including a prospectus supplement and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the prospectus supplement and the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you the Note Prospectus if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Fixed to Floating Rate Notes	TS-9